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19008068

SEC Processing Section

MAR 01 2019

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1100
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Sebert — (214) 720-0055 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

We, Kristi P. Wetherington and Ann Sebert, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Capital Institutional Services, Inc., as of December 31, 2018, are true and correct and such financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer

Title

Signature

Chief Financial Officer and Treasurer

Title

L. MEREDITH
Notary Public, State of Texas
Comm. Expires 07-19-2022
Notary ID 128331820

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Shareholders' Equity or partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CAPITAL INSTITUTIONAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

CAPITAL INSTITUTIONAL SERVICES, INC.

CAPITAL INSTITUTIONAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Capital Institutional Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Institutional Services, (the Company) as of December 31, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the *financial statement*). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 27, 2019

We have served as the Company's auditor since 2016.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Assets	
Cash	$ 1,824,596
Restricted cash	1,103,937
Investments, at fair value	24,169,038
Receivables from brokers and dealers	153,213
Deferred research costs, net	1,660,732
Furniture and equipment, at cost, less accumulated depreciation of $1,604,929	314,008
Prepaid and other assets	1,989,353
Total Assets	**$ 31,214,877**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 3,957,435
Accrued commissions and bonuses	1,584,833
Accrued research services	10,530,498
Accrued state income taxes	20,900
Total Liabilities	**16,093,666**
Commitments and contingencies-Note 8	
Shareholders' Equity	
Voting common stock, $0.01 par value, 1,000,000 shares authorized, 20,842 shares issued and outstanding	208
Non-voting common stock, $0.01 par value, 9,000,000 shares authorized, 187,578 shares issued and outstanding	1,876
Additional paid-in capital	27,355
Retained earnings	15,091,772
Total Shareholders' Equity	**15,121,211**
Total Liabilities and Shareholders' Equity	**$ 31,214,877**

The accompanying notes are an integral part of this financial statement.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker-dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt, equity, futures, options and currency transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its offices in Dallas, Texas.

New Accounting Pronouncement

On January 1, 2018, the Company adopted the provisions of Financial Accounting Standard Board Accounting Standards Codification 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. As of measurement and timing of revenue recognition was not affected for any of the Company's revenue streams, the implementation of the new guidance had no impact on opening retained earnings as of January 1, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities. Money Managers are permitted to allocate portion of their gross commissions to pay for research products and other qualifying services provided by third parties.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company has allocated to the separate performance obligation related to third-party research services. The Company allocates the transaction price to the performance obligations identified on a relative standalone selling price basis. Such amounts are measured by the Company in terms of a Research Credit. As the Company acts as an agent in these transactions, it records expenses on a net basis within commission revenue on the statement of income. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

through the Company or another broker-dealer. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at request of such Money Managers. The Company believes that is the appropriate point in time to recognize correspondent clearing fees as there are no significant performance obligations to be satisfied subsequent to this point. Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statement of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statement of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

The reserve for uncollectible deferred research costs is determined using a method which approximates net realizable value.

Commission Rebate

The Company provides a commission rebate program to plan sponsors whereby a portion of the commissions associated with trades executed on their behalf are rebated back to the plan. Plan sponsors may also make payments to vendors to offset certain plan expenses.

Commissions

The Company executes security transactions on behalf of the Customers with majority of commissions from equity trading. Each time a Customers enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the Money Manager), with settlement date generally the second business day following the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting Concessions

Underwriting concessions represent concessions from managing underwriters on syndicates generated by Customers doing business with the Company. Underwriting concessions are recognized on the trade date (the date on which the Company purchases the securities from the issuer) with the settlement date generally the second business day following the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Correspondent Clearing Fees

Correspondent clearing fees represent income received for providing institutional quality execution and clearing services to fully disclosed correspondent broker/dealers. Correspondent fees are recognized on trade date basis with settlement date generally the second business day following the trade date. The Company believes that is the appropriate point in time to recognize correspondent clearing fees as there are no significant performance obligations to be satisfied subsequent to this point

.Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3).

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Shareholder Equity

The Company has voting and non-voting classes of common stock. Both classes of common stock are treated equally with respect to the declaration and payment of dividends, the making of any distribution in connection with the dissolution and winding up of the Company, or in any merger or consolidation. Holders of voting common stock have voting rights at all meetings of shareholders, whereas holders of non-voting common stock have no voting rights.

Cash and Restricted Cash

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Investments

Investments at December 31, 2018 consist of money market funds, certificates of deposit, U.S. Treasury notes and mutual funds. Investments are recorded at fair value with realized and unrealized gains and losses included in investment income. Profit and loss arising from all securities transactions entered into for the account of the Company are recorded on settlement date basis.

Note 2 - Concentration Risk

At various times throughout 2018, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000

Note 3 - Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. This methodology prioritizes the inputs to valuation techniques by giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the year ended December 31, 2018.

Investments in money market funds and certificates of deposits are highly liquid instruments readily convertible to known amounts of cash with maturities of less than one year. Investments in U.S. Treasury Notes and Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments. The following table summarizes the inputs used to value the Fund's assets and liabilities measured at fair value as of December 31, 2018

Note 3 - Fair Value, continued

Assets	Total	Level 1	Level 2	Level 3
Investments				
Money Market Funds	$ 13,520,018	$ 13,520,018	$ -	$ -
Certificates of Deposit	7,432,004	7,432,004		
Repurchase Agreement	1,000,292	1,000,292		
U.S. Treasury Notes	496,700	496,700		
Mutual Funds	1,720,024	1,720,024		
Total Investments	$ 24,169,038	$ 24,169,038		

At December 31, 2018, the Company did not hold any financial liabilities measured at fair value.

Note 4 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2018:

	Estimated Useful Life	
Furniture, fixtures and leasehold improvements	7 years	$ 1,197,120
Computer equipment	5 years	390,673
Computer software	5 years	331,144
		1,918,937
Less – accumulated depreciation		(1,604,929)
Total		$ 314,008

Note 5 - Customer Protection - Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

Note 5 - Customer Protection - Reserves and Custody Securities, continued

Cash of $1,103,937 has been segregated in a special bank account for the exclusive benefit of customers related to commission rebates under Rule 15c3-3 of the Securities and Exchange Commission and is classified as restricted cash on the statement of financial condition.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 6 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company applies FASB *ASC* 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the years ended December 31, 2015, 2016 and 2017

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2018, the Company had net capital as defined by Rule 15c3-1 of $9,730,339 which was $9,480,339 in excess of the required minimum net capital. Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes.

Note 8 - Commitments and Contingencies

The Company leases office and equipment under operating leases with expiration dates through July, 2023. Certain leases provide for renewal options.

Note 8 - Commitments and Contingencies, continued

Future minimum rentals at December 31, 2018 are as follows:

Year Ending December 31	Amount
2019	$ 514,971
2020	434,527
2021	426,877
2022	438,930
2023	260,145
Total	$ 2,075,450

Note 9 - Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. The vast majority of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution. In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation. Employer contributions to the DCP and investment gains on assets in the DCP are included in compensation expense.

At December 31, 2018, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 10 - Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2018, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Note 11-Subsequent Event

On January 2, 2019, the Company entered into an asset purchase agreement ("Asset Purchase Agreement') with Innovest Systems to acquire certain assets and rights of Financial Technology Securities LLC, "FinTech" including business relationships with bank trust clients who become affiliated with the Company. The cash proceeds were paid to Innovest Systems on January 2, 2019, the closing date under the terms of the purchase agreement. Innovest Systems agreed to pay certain liabilities of FinTech as of December 31, 2018 and leave $350,000 in Net Capital within FinTech. The agreement also contains certain performance milestone payable over next two years. The Company expects to account for this transaction as a business combination in accordance with FASB ASC 805. The Company is still in the process of finalizing the purchase price allocation among the tangible and intangible assets acquired.